Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on April 22, 2025.

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.2719 to U.S.$1.00, the exchange rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than U.S.$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded U.S.$700 million, (iii) the issuance, in any three-year period, by us of more than U.S.$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a clinical stage biopharmaceutical company focused on harnessing our proprietary technologies into creating novel cell-based immunotherapies for treatment of human cancers and degenerative diseases. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing four product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC.

The Phase 1 clinical trial of our lead product candidate, CTM-N2D with National University Hospital Singapore (the “ANGELICA Trial”), has started in July 2023 with the donor recruitment to obtain healthy donor peripheral blood mononuclear cells which would serve as starting material for manufacturing of CTM-N2D for patients in the trial. Since the commencement of recruitment in November 2024, we successfully completed dose level 1 in June 2025 and dose level 2 is currently ongoing. This represents our first Investigational New Drug (“IND”) trial.

Our second product candidate iPSC-gdNKT utilizes induced pluripotent stem cells as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a natural killer cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022.

Our third product candidate, CTM-GDT consists of expanded unmodified allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers. We are collaborating with The University of Texas M.D. Anderson Cancer Center on pre-clinical studies evaluating CTM-GDT for lymphoma and breast cancer. The pre-clinical study evaluating CTM-GDT for lymphoma has completed with promising potential and is pending publication in a peer-reviewed journal. Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future.

Our fourth product candidate, CTM-MSC, has been developed with donor-sourced, allogeneic umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) and exploits their potential as a potential treatment for tissue regeneration, inflammatory and regenerative diseases. On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. To-date, we are finalizing the dossier for a Phase I clinical trial using CTM-MSC to treat osteoarthritis and target for submission in second half of 2025.

In last quarter of 2024, the Company, through our Singapore subsidiary LongevityBank Pte Ltd (“LongevityBank”), had completed acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank, including (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by Ministry of Health Malaysia, held under IPSC Depository Sdn Bhd (“IPSC Depository”) which is the direct subsidiary of LongevityBank, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties measuring a total of 189 square metres in area in which the cord blood stem cell banking facility is situated. . IPSC Depository’s technology and research focus on cord blood-derived therapeutics and immune cell-based therapies, including natural killer (NK) cells, with potential applications in auto-immune disease, anti-tumor and anti-aging treatments.

On August 18, 2025, we have entered into an At-the-Market (“ATM”) Sales Agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Sales Agent”), relating to the sale of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares from time to time up to an aggregate offering price of up to U.S.$4.30 million through or to the Sales Agent, acting as sales agent or principal.

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Financial Operations Overview

Revenue

Since our incorporation, we have not generated any revenue and do not expect to generate any revenue from regulator-approved cell therapy products and do not expect to generate revenue from the commercial sale of approved cell therapy product candidates in the foreseeable future. As of the date of this Report, we have no therapeutic products approved for sale commercially. If our development efforts for one or more of our product candidates are successful and result in regulatory approval, or if we enter into collaboration with third parties, we may generate revenue from a combination of product sales or payments from collaboration in the future.

For the six months ended June 30, 2025, we started generating revenue mainly from providing private blood banking services amounting to S$155,887 after acquiring the license and certain assets under IPSC Depository.

Other Operating Income

Other operating income primarily consists of research income, interest income and government grants.

Other operating income declined by S$35,984, from S$421,763 for the six months ended June 30, 2024, to S$385,779 for the six months ended June 30, 2025. This decrease was mainly driven by a reduction of S$104,746 in interest income from the placement of IPO proceeds in fixed deposits, partially offset by an increase of S$70,616 in research income.

Other Gains/(Losses) including fair value changes on financial instruments - net

The Group reported other gains of S$360,871 for the six months ended June 30, 2024, compared to other losses of S$272,848 for the corresponding period in 2025. The decrease was mainly due to the net loss in currency exchange of S$401,565 and a net loss of S$226,561 in fair value changes on warrant liabilities.

Research Expenses

Research expenses were S$974,402 and S$1,162,467 for the six months ended June 30, 2024 and 2025, respectively. The increase of S$188,065 was mainly due to increase in employee benefits of S$76,140, higher pre-clinical expenses of S$62,068, increase in clinical trial expenses of S$43,754 and increase in facility-related expenses of S$41,255. This is partially off-set by a reduction in depreciation expenses of S$35,909.

Employee Benefits Expenses

Employee benefits expenses increased by S$86,924 from S$299,167 for the six months ended June 30, 2024 to S$386,091 for the corresponding period in 2025. The increase was primarily attributable to the recognition of share-based compensation amounting to S$86,941.

Finance Expenses

Finance expenses remained stable, amounting to S$9,805 and S$10,310 for the six months ended June 30, 2024 and 2025, respectively.

Other Expenses

Other expenses were S$557,593 and S$831,898 for the six months ended June 30, 2024, and 2025, respectively. The increase of S$274,305 was mainly due to share-based payment of S$361,386, and higher investor relationship expenses of S$24,273, partially offset by a reduction of S$94,352 in company insurance expenses.

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Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia, Landmark Medical Centre Sdn Bhd, a full licensed private hospital during the financial year and its impairment loss.

The Group recognized a share of profit from its associate amounting to S$15,940 for the six months ended June 30, 2024. In contrast, for the six months ended June 30, 2025, the associate recorded a loss, resulting in the Group’s share of loss of S$10,601.

Loss for the period

As a result of the foregoing, we had a net loss of S$1,088,543 for the six months ended June 30, 2024 compared to net loss of S$2,245,828 (equivalent to U.S.$1,765,727) for the six months ended June 30, 2025.

The loss for the period will be reduced to S$1.44 million (approximately to U.S.$1.13 million) if (i) share-based payment of S$448,327, (ii) net currency exchange losses of S$190,932, (iii) the fair value loss on warrant liabilities of S$76,323 and (iv) the costs associated with being a public listed company of S$87,958 are excluded.

Liquidity and Capital Resources

As of December 31, 2024 and June 30, 2025, we had cash and bank balances of S$4.97 million and S$2.85 million, respectively. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our IPO, ATM offering and other equity and debt financings as and when appropriate.

Based on our current operating plans, we believe that the net proceeds from our offering, together with our current resources, will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next year from the date of this Report. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Cash Flows

Operating Activities

During the six months ended June 30, 2024, net cash used in operating activities was S$1.16 million. This was primarily attributable to a loss for the year of S$1.09 million, adjusted for non-cash items including S$166,870 in depreciation and amortization and S$150,238 in fair value gain on warrant liabilities, S$9,805 in interest expenses, S$190,540 in interest income, S$15,940 in share of results of associate, and S$171,296 net change in working capital.

During the six months ended June 30, 2025, net cash used in operating activities totaled S$1.6 million, mainly driven by a net loss of S$2.25 million, adjusted for non-cash items including depreciation and amortization of S$179,459, a share-based payments of S$448,327, interest income of S$85,794, S$10,601 in share of losses of associate, and a net working capital change of S$173,898.

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Investing Activities

Net cash used in investing activities during the six months ended June 30, 2024 was S$1.89 million, mainly due to S$579,143 used in purchase of property in Johor, Malaysia for business expansion, the placement of S$477,677 fixed deposits with maturities over 3 months, S$330,970 deposit paid to the acquisition of assets and S$500,000 loan to a third party.

For the six months ended June 30, 2025, net cash used in investing activities was S$22,565, primarily driven by S$347,797 used in the purchase of plant and equipment, S$18,210 incurred in other long-term investment, partially offset by the withdrawal of S$273,320 from fixed deposits with maturities over 3 months and interest received of S$70,061.

Financing Activities

During the six months ended June 30, 2024, net cash used in financing activities was S$29,542 mainly due to repayment of bank borrowings of S$15,978 and interest payment of S$9,805.

During the six months ended June 30, 2025, net cash used in financing activities was S$34,870 mainly due to repayment of bank borrowings of S$18,694 and interest payment of S$10,310.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include currency risk and interest rate risk.

Currency risk

We operate in Southeast Asia with dominant operations in Singapore and Malaysia. We regularly transact in currencies other than our respective functional currencies (“foreign currencies”). Currency risk arises when transactions are denominated in foreign currencies other than functional currency. In addition, we are exposed to currency translation risk on the net assets in foreign operations.

Interest rate risk

As of December 31, 2024 and June 30, 2025, we had cash and bank balances of S$4.97 million and S$2.85 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying US bank interest rates. We have not entered into investments for trading or speculative purposes.

Recent Developments

On July 1, 2025, the Company issued (i) 130,431 ordinary shares to professional service providers under the 2023 Equity Incentive Plan for approximately U.S.$309,121 and (ii) 63,281 ordinary shares to key management personnel of the Company for approximately U.S.$142,382. These newly issued shares rank pari passu in all respects with the previously issued shares.

On August 18, 2025, the Company entered into an ATM Sales Agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Sales Agent”), relating to the sale of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares from time to time up to an aggregate offering price of up to U.S.$4.30 million through or to the Sales Agent, acting as sales agent or principal.

In September, LongevityBank attracted new investors and discussion is ongoing to raise new capital for the banking business.

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